AFC GAMMA, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

February 17, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AFC Gamma, Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-11 (Registration No. 333-251762)

Ladies and Gentlemen:

AFC Gamma, Inc. (the “Company”) hereby respectfully withdraws its request that the Securities and Exchange Commission accelerate the effective date of the Company’s registration statement on Form S-11 (Registration No. 333-251762), as amended, so that it becomes effective on February 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Sincerely,

AFC Gamma, Inc.

By:	/s/ Leonard M. Tannenbaum
Leonard M. Tannenbaum
Chief Executive Officer